22004280

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
MAR 04 2022
Washington, DC

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-17737

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hazlett, Burt & Watson, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1300 Chapline Street
(No. and Street)

Wheeling	WV	26003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy M. Bidwell	(304) 233-3312	tbidwell@hazlettburt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Dixon Hughes Goodman LLP
(Name – if individual, state last, first, and middle name)

901 E Cary Street	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

10/08/2003	57
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Timothy M. Bidwell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hazlett, Burt & Watson, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
CARRIE ANN MASON
Hazlett, Burt & Watson, Inc.
1300 Chapline Street
Wheeling, West Virginia 26003
My Commission Expires May 4, 2026

Carrie Ann Mason

Notary Public

Signature: [signature]

Title: Executive Vice President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2021 and 2020

CONTENTS

DHG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Hazlett, Burt, and Watson, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hazlett, Burt, and Watson, Inc. (the "Company") as of December 31, 2021 and 2020, the related statements of operations, changes in shareholder equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2013.

Richmond, Virginia
February 24, 2022

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2021 and 2020

	2021	2020
ASSETS		
Cash and cash equivalents due from financial institutions	$ 427,999	$ 932,782
Cash in money market fund	1,039,825	1,225,806
Total cash and cash equivalents	1,467,824	2,158,588
Deposits with clearing organizations	80,000	80,000
Due from clearing firm	25,226	71,847
Firm trading account, at fair value	57,228	374,160
Receivable from officers and employees	249,000	104,000
Due from affiliates	4,289	3,394
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $471,934 and $430,719, respectively	157,740	178,079
Real estate and improvements at cost, less accumulated depreciation of $334,945 and $307,845, respectively	503,220	502,760
Advisory fee receivable	2,260,215	2,078,564
Right of Use asset	258,401	45,718
Other assets	141,946	116,973
	$ 5,205,089	$ 5,714,083
LIABILITIES		
Accounts payable and accrued liabilities	$ 2,668,212	$ 2,294,857
Note payable	-	576,400
Lease liability	258,401	45,718
	2,926,613	2,916,975
SHAREHOLDER EQUITY		
Capital stock, $1.6667 par value, 250,000 shares authorized:		
205,500 shares issued; 203,500 shares outstanding	339,173	339,173
Less – Treasury stock, 2,000 shares at cost	(3,333)	(3,333)
Capital in excess of par value	400,754	1,200,754
Retained earnings	1,541,882	1,260,514
	2,278,476	2,797,108
	$ 5,205,089	$ 5,714,083

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2021 and 2020

	2021	2020
REVENUES		
Commissions on security transactions	$ 996,282	$ 961,368
Investment advisory revenues	9,255,998	7,642,134
Gain on extinguishment of debt	581,251	-
Miscellaneous fees and other income	608,576	483,781
Insurance and annuities	269,506	230,058
Realized gain on firm trading and investments, net	140,043	34,678
Unrealized gain (loss) on firm trading & investments, net	1,178	(60,847)
Interest and dividends	11,182	17,240
	11,864,016	9,308,412
EXPENSES		
Employee compensation and benefits	3,212,815	2,588,648
Commissions	5,121,916	4,138,626
Communications and data processing	300,757	277,869
Interest	6,018	808
Rent and maintenance	309,553	280,716
Depreciation	77,775	71,306
Clearing and execution charges	213,359	206,402
General, administrative and other expenses	540,455	518,757
	9,782,648	8,083,132
Net Income	$ 2,081,368	$ 1,225,280
Earnings per share based upon net income	$ 10.23	$ 6.02

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY
Years ended December 31, 2021 and 2020

	Capital Stock		Treasury Stock		Capital in Excess of	Retained	
	Shares	Dollars	Shares	Dollars	Par Value	Earnings	Total
Balance at January 1, 2020	203,500	$ 339,173	2,000	$ (3,333)	$ 1,200,754	$ 1,335,234	$ 2,871,828
Net Income	-	-	-	-	-	1,225,280	1,225,280
Distributions to shareholder	-	-	-	-	-	(1,300,000)	(1,300,000)
Balance at December 31, 2020	203,500	339,173	2,000	(3,333)	1,200,754	1,260,514	2,797,108
Net Income	-	-	-	-	-	2,081,368	2,081,368
Paid in capital returned	-	-	-	-	(800,000)	-	(800,000)
Distributions to shareholder	-	-	-	-	-	(1,800,000)	(1,800,000)
Balance at December 31, 2021	203,500	$ 339,173	2,000	$ (3,333)	$ 400,754	$ 1,541,882	$ 2,278,476

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net Income	$ 2,081,368	$ 1,225,280
Depreciation	77,775	71,306
Loss on Disposal of Fixed Assets	-	7,582
Realized gain on firm trading and investments	(140,043)	(34,678)
Unrealized (gain) loss on firm trading and investments	(1,178)	60,847
Gain on extinguishment of debt	(576,400)	-
Change in assets and liabilities		
Due from clearing firm	46,621	(52,151)
Due from affiliates	(895)	14
Receivable from officers and employees	(145,000)	(32,000)
Advisory fees receivable	(181,651)	(172,308)
Other assets	(24,973)	12,340
Accounts payable and accrued liabilities	373,355	(197,261)
Net cash provided by operating activities	1,508,979	888,971
Cash flows from investing activities		
Purchase of firm trading and investments	-	(435,000)
Sale of firm trading and investments	458,153	71,715
Capital expenditures	(57,896)	(316,579)
Net cash provided (used) by investing activities	400,257	(679,864)
Cash flows from financing activities		
Proceeds from note payable	-	576,400
Paid in capital returned	(800,000)	-
Cash distributions to shareholder	(1,800,000)	(1,300,000)
Net cash used in financing activities	(2,600,000)	(723,600)
Net decrease in cash and cash equivalents	(690,764)	(514,493)
Cash and cash equivalents at beginning of year	2,158,588	2,673,081
Cash and cash equivalents at end of year	$ 1,467,824	$ 2,158,588

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Hazlett, Burt & Watson, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In May 2006, the Company formed Security Capital Management ("SCM"). This division of the Company is registered with the SEC as an Investment Advisor. SCM provides investment management services under an investment advisor model. The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

The Company is a fully-disclosed introducing broker. The Company has contracted with National Financial Services ("NFS") to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. Per the agreement with NFS, the Company does not reflect any receivables or liabilities for customer accounts in its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents include cash and deposits due from financial institutions with maturities fewer than 90 days and money market mutual funds.

Security transaction accounting: Firm securities transactions affected in the firm investment account are recorded on a trade date basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a trade date basis as well.

Firm trading and investment accounts: Firm trading and investment accounts are recorded at fair value. Changes in fair value on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Depreciation: Depreciation on real estate and improvements, furniture, leasehold improvements and equipment is provided using various methods over their estimated useful lives of five to thirty-nine years. Leasehold improvements are depreciated over their estimated useful lives or the lease term, whichever is shorter.

Income tax: The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder, HB&W, Inc.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2021.

The Company is subject to income tax of the state of West Virginia. The Company recognizes interest and/or penalties related to income tax matters in General, administrative and other expenses

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenues:

Revenue Recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company has elected the practical expedient to recognize revenues earned over time based on the amounts the Company has the right to invoice the customer. This expedient has been applied in our evaluation of distribution and marketing revenue earned from commission revenue and insurance and annuity revenue, advisory service fees, and miscellaneous fees and other income recognized over time.

Commission Revenue – Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Accordingly, total commission revenues are reported on a gross basis

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the settlement date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category as of December 31:

	2021	2020
Sales-based		
Listed Equities	$ 164,622	$ 179,801
Over The Counter	208,296	145,936
Closed End Mutual Funds	93,391	108,911
Mutual Funds	15,551	17,596

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2021	2020
Sales-based (continued)		
Unit Investment Trusts	-	5,574
Master Limited Partnerships	4,588	28,999
Other	1,194	3,588
Total sales-based revenue	$ 487,642	$ 490,405
Trailing		
Mutual Fund Trails	$ 508,640	$ 433,055
Money Market Trails	-	37,908
Total trailing revenue	$ 508,640	$ 470,963
Total commission revenue	$ 996,282	$ 961,368

Investment Advisory Revenues – Investment advisory revenues represent fees charged to advisory client accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice, custodial services (through its clearing provider, National Financials Services), brokerage and execution services on transactions, and performs administrative services. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The investment advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in client advisory accounts. Revenue is billed quarterly based on actual or expected market value of clients' advisory accounts at period ends. As the last measurement date under the investment advisory contracts for revenue earned from investment advisory fees was December 31 of each year, there were no constraints on calculating consideration earned under the contracts. The majority of investment advisory revenues are billed quarterly in arrears.

The Company provides investment advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, and has control over determining the fees.

Insurance and Annuities Revenue – Insurance and annuities revenue represents sales commissions generated by advisors for their clients' purchases of insurance and annuity products. The Company generates two types of insurance and annuities revenue: sales-based revenue that is recognized at the point of sale on the settlement date and trailing insurance and annuities revenue that is recognized over time as earned. Sales-based revenue varies by insurance product and is based on a percentage of the product's value at the time of purchase. Trailing insurance and annuities revenue is generally based on a percentage of the current value of underlying investment holdings, or as a percentage of renewable premiums, and are recognized over the period during which services, such as on-going support, are performed. When trailing revenues are based on underlying current market values, this variable consideration is constrained until the

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

market value is determinable. The Company views the selling, distribution and marketing, or any combination thereof, of insurance and annuity products as single performance obligations to the product sponsors.

The Company is the principal for insurance and annuity revenue, as it is responsible for the execution of the clients' transactions, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total insurance and annuity revenues are reported on a gross basis.

The following table presents our sales-based and trailing insurance and annuities revenues disaggregated by product category as of December 31:

	2021	2020
Sales-based		
Insurance	$ 25,470	$ 19,385
Annuities	900	8,349
Total sales-based revenue	$ 26,370	$ 27,734
Trailing		
Insurance	$ 46,942	$ 23,475
Annuities	196,194	178,849
Total trailing revenue	$ 243,136	$ 202,324
Total insurance and annuities revenue	$ 269,506	$ 230,058

Interest and Dividends – Interest and dividend revenue is comprised of earnings received on investment and inventory securities, as well as cash and money market positions, held by the Company in the ordinary course of business. Interest and dividend revenue will vary with the nature, performance, and maturity of the underlying securities. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Miscellaneous Fees and Other Income – Miscellaneous fees and other income are primarily derived from transaction and clearance fees, margin interest, and account maintenance and servicing fees. Miscellaneous fees and other income are recognized at the point-in-time that a service is performed, or are recognized over time as the Company satisfies its performance obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable point-in-time or if the service is provided continually over the contract life. Miscellaneous fees and other income are fees that are fixed, and are based upon agreed upon rate schedules.

The following table sets forth transaction and fee revenue disaggregated by recognition pattern as of December 31:

	2021	2020
Miscellaneous fees and other income		
Point-in-time$_{(1)}$	$ 507,030	$ 390,930
Over time$_{(2)}$	101,548	92,851
Total miscellaneous fees and other income	$ 608,578	$ 483,781

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1) Miscellaneous fees and other income recognized point-in-time includes revenue such as transaction and clearance, margin interest, and other miscellaneous revenues.
(2) Miscellaneous fees and other income recognized over time includes revenue such as annual account maintenance and annual IRA service fees.

The Company is the principal and recognizes transaction and fee revenue on a gross basis as it is primarily responsible for delivering the respective services being provided, which is demonstrated by the Company's ability to control the fee amounts charged to customers.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Leases: The Company has adopted ASU 2016-02, Leases ("Topic 842"), and subsequent related ASUs. Topic 842 requires recognition of operating leases on the consolidated balance sheets as Right of Use ("ROU") assets and lease liabilities. ROU assets represent our right to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. We use our estimated incremental borrowing rate in determining the present value of lease payments for operating leases.

For operating leases, the Company recognized lease liabilities, with corresponding ROU assets, based on the present value of unpaid lease payments for existing operating leases longer than twelve months. The Company recognized ROU assets in the amount of $45,718 and corresponding lease liabilities in the amount of $45,718 as of December 31, 2020, and has recognized ROU assets in the amount of $258,401 and corresponding lease liabilities in the amount of $258,401 as of December 31, 2021. The December 31, 2020 and 2021 incremental borrowing rates, determined on a collateralized basis for the remaining lease terms, were utilized when determining the present value of lease payments.

Subsequent Events: The company evaluated the effect subsequent events would have on the financial statements through February 24, 2022, which is the date the financial statements were issued.

NOTE 3 – EARNINGS PER SHARE

Earnings per share are calculated based upon the weighted average number of shares issued and outstanding during 2021 and 2020. The weighted average number of shares for the years ended 2021 and 2020 was 203,500.

NOTE 4 – OPERATING LEASES

The Company leases certain properties under operating leases. Certain leases include one or more options to renew, with renewal terms that can extend the lease term up to 5 additional years. The exercise of lease renewal options is at our sole discretion. When it is reasonably certain that we will exercise our option to renew or extend the lease term, that option is included in estimating the value of the ROU asset and a lease liability. At December 31, 2021, we did not have

NOTE 4 – OPERATING LEASES (Continued)

any leases that had not yet commenced for which we had created a ROU asset and a lease liability. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Most of our lease agreements include periodic rate adjustments for inflation. The depreciable life of ROU assets and leasehold improvements are limited to the shorter of the useful life or the expected lease term. Leases with an initial term of 12 months or less are not recorded on our Consolidated Balance Sheets; we recognize lease expenses for these leases over the lease term. Rent expense for 2021 and 2020 was $93,963 and $88,108 respectively.

The following tables present supplemental balance sheet information related to operating leases. ROU assets are included in other assets and lease liabilities are included in other liabilities.

Supplemental Balance Sheet Information: December 31, 2021

ROU assets	$ 258,401
Lease liabilities	$ 258,401
Weighted-average remaining lease terms	60 months
Weighted-average discount rate	4.75%

The following schedule summarizes aggregate future minimum lease payments under these operating leases at December 31, 2021:

2022	$ 36,518
2023	53,164
2024	52,022
2025	50,905
Thereafter	65,792
	$ 258,401

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At December 31, 2021, the Company had net capital of $1,193,100, which was $943,100 in excess of its required minimum net capital of $250,000. At December 31, 2020, the Company had net capital of $1,165,987, which was $915,987 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 223.6% and 196.8% at December 31, 2021 and 2020, respectively.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution expensed for 2021 was $154,612 and $128,050 for 2020, and is included in the Company's total contribution. The Company's total related expense was $388,600 for 2021 and $222,631 for 2020.

NOTE 7 – SHORT-TERM BORROWINGS

The Company maintains a credit facility with WesBanco Bank. The facility permits the Company to borrow amounts up to $500,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to a minimum of 4.75% at December 31, 2021. This credit facility does not expire. There were no borrowings outstanding on this credit facility at December 31, 2021 and 2020.

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $75,000 at December 31, 2021 and 2020, as well as all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at a rate of 5.75% percent at December 31, 2021. Interest expense related to these accounts was $0 and $0 for the years ended December 31, 2021 and 2020. The Company had no short-term borrowings outstanding under these agreements at December 31, 2021 and 2020.

NOTE 8 – FIRM TRADING AND INVESTMENT ACCOUNTS

The statements of financial condition reflect the fair value of marketable securities and not readily marketable securities in the firm trading and investment accounts. The related amortized cost and fair value are as follows as of December 31, 2020:

	Firm Trading
Amortized cost:	
State and municipal debt	$ 56,050
Total amortized cost:	56,050
Fair value:	
State and municipal debt	57,228
Total fair value	57,228
Unrealized gain	$ 1,178

NOTE 9 - FAIR VALUE

Fair Value Measurements (ASC 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

(Continued)

NOTE 9 - FAIR VALUE (Continued)

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

There have been no changes in the methodologies used at December 31, 2021 and 2020.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements on a Recurring Basis
As of December 31, 2021

	Level 1	Level 2	Level 3	Fair Value
Firm trading account				
State and municipal debt	$ -	$ 57,228	$ -	$ 57,228
	$ -	$ 57,228	$ -	$ 57,228

NOTE 10 – RELATED PARTY TRANSACTIONS

During 1999, a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Company. Security National Trust Company is a national non-depository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Company are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. advances funds to HB&W, Inc. as needed on an interest free basis. This amount is payable on demand. As of December 31, 2021, and 2020, Hazlett, Burt & Watson, Inc. is owed $0 and $0 from HB&W, Inc.

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services, under a support services agreement, at cost, and leases office space to Security National Trust Company ("SNTC") in the Wheeling, West Virginia office. The terms of the lease required SNTC to pay

NOTE 10 – RELATED PARTY TRANSACTIONS (Continued)

$62,000 per year for the period January 1, 2021 through December 31, 2021, and $60,000 per year for the period January 1, 2020 through December 31, 2020. During the years ended December 31, 2021 and 2020 the Company paid, and was reimbursed, $919,937 and $975,062, respectively, of expenses under this agreement. SNTC also pays the Company referral fees for Trust business it introduces. The referral fees paid by SNTC to the Company were $32,327 and $27,094 for the years ended December 31, 2021 and 2020. As of December 31, 2021, and 2020, the Company is owed $4,289 and $3,294 from SNTC.

Security National Trust Company acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Company charges the standard and customary fees for providing these services. During 2021, the Company paid SNTC $37,466 for these services, and $31,313 in 2020.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The clearing and depository operations for the Company's securities transactions are performed by its clearing firm pursuant to a clearance agreement. At December 31, 2021 and 2020, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are held by the clearing firm, who is the custodian. The clearing firm is a member of a nationally recognized exchange. Included on the balance sheet at December 31, 2021 and 2020, the Company has $1,039,825 and $1,225,806 included in cash and cash equivalents; $75,000 and $75,000 included in deposits with clearing organizations; and $25,226 and $71,847 as a receivable from clearing firm. The Company consistently monitors the credit worthiness of the clearing firm to mitigate the Company's exposure to credit risk.

The Company currently maintains operations in Wheeling and Vienna, West Virginia, Barnesville, Ohio and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the normal course of its business, the Company is contingently liable to its clearing brokers/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

NOTE 12 – DEPOSITS WITH CLEARING ORGANIZATIONS

Included in the statements of financial condition in the line titled, "Deposits with Clearing Organizations" are deposits with clearing organizations of cash in the amount of $80,000, as of both December 31, 2021 and December 31, 2020.

NOTE 13 – RISKS AND UNCERTAINTIES

The Company may have significant investments in various securities. Investments in these securities may be exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE 14 – CONTINGENCIES

The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. However, actual results may differ from those estimates.

On March 8, 2018, pursuant to a routine regulatory examination, the SEC Office of Compliance Inspections and Examinations raised concerns with the Company that certain ticket charges related to the management of investment advisory accounts may not have been appropriately disclosed to the clients incurring these fees. The Company has engaged legal counsel, with respect to this matter, and continues to work through counsel, with the SEC, to resolve their concerns. The Company estimates that the resolution of this matter will result in refunding portions of these charges collected during the period under review. As of December 31, 2021, and 2020, the Company has recorded an estimated liability in the amount of approximately $650,000 for purposes of settling this matter.

COVID-19 – The worldwide COVID-19 pandemic and related measures intended to control the spread of the disease, including restrictions on travel and the conduct of business have had a degree of negative impact on the Company's operations, and may continue, or worsen, in the future. Certain aspects of the Company's Business Continuity Plan have been implemented in an effort to conduct business, and service our clients.

NOTE 15 – NOTE PAYABLE

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security (CARES) Act was signed into law on March 27, 2020. The CARES Act provides for the establishment of the Payroll Protection Program (PPP), a loan program under the Small Business Administration's 7(a) program providing loans to qualifying businesses. Loans originated under this program were forgivable, in whole or in part, if certain criteria were met. The Company received a PPP loan totaling $576,400 under this program in 2020.

The Company spent all funds received under the PPP for qualifying purposes, prepared a forgiveness calculation, and submitted an application for forgiveness to its lender. On February 16, 2021, the company received notification from its lender, and the Small Business Administration, that the loan had been forgiven, and the Company had been relieved of its obligation for the liability. As a result, the Company has recognized the outstanding principal balance and accrued interest as a gain on extinguishment of debt within the statements of operations during 2021.

HAZLETT, BURT & WATSON, INC.
SCHEDULE 1 - COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2021

NET CAPITAL		
TOTAL SHAREHOLDER'S EQUITY	$	2,278,476
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Receivables from non-customers		5,000
Receivable from affiliate		4,289
Furniture, equipment, leasehold improvements, and real estate		660,960
Prepaid expenses and other assets		390,946
Other deductions and/or charges		496
Total non-allowable assets		1,061,691
Net capital before haircuts on security positions		1,216,785
HAIRCUTS ON SECURITIES		
Money market and cash equivalents		20,718
Stocks, warrants and other		2,967
Total haircuts		23,685
NET CAPITAL	$	1,193,100
AGGREGATE INDEBTEDNESS		
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	2,668,212
Total aggregate indebtedness	$	2,668,212
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE Indebtedness or $250,000 minimum)	$	250,000
EXCESS NET CAPITAL	$	943,100
EXCESS NET CAPITAL OF 1000% (net capital in excess of 120% of minimum net capital required)	$	893,100
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		223.64%

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2021.

HAZLETT, BURT & WATSON, INC.
SCHEDULE 2 - STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2021

Hazlett, Burt & Watson, Inc. is exempt under Rule 15c3-3-k(2)(ii) from the requirement to make computations for the determination of reserve requirements for the exclusive benefit of customers.

Hazlett, Burt & Watson, Inc.

Hazlett, Burt & Watson, Inc.
Member FINRA, SIPC

Serving the Individual and Institutional Investor for Over 130 Years

1300 Chapline Street
Wheeling, WV 26003
(304) 233-3312 ♦ (800) 537-8985
Fax: (304) 233-3870
www.hazlettburt.com

Wealth Management for Today's Investors

SECURITY CAPITAL MANAGEMENT

Hazlett, Burt & Watson, Inc. Exemption Report
As of December 31, 2021

Hazlett, Burt & Watson, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Hazlett, Burt & Watson, Inc.

I, Timothy M. Bidwell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Executive Vice President

February 24, 2022

DHG

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Hazlett, Burt, and Watson, Inc.
Wheeling, West Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hazlett, Burt, and Watson, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hazlett, Burt, and Watson, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) Hazlett, Burt, and Watson, Inc. stated that Hazlett, Burt, and Watson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hazlett, Burt, and Watson, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hazlett, Burt, and Watson, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Richmond, VA
February 24, 2022

DHG

Report of Independent Registered Public Accounting Firm

Board of Directors
Hazlett, Burt, & Watson, Inc.
Wheeling, West Virginia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Hazlett, Burt, & Watson, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

DHG

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 24, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17737 FINRA DEC
HAZLETT BURT & WATSON INC
1300 CHAPLINE ST
WHEELING, WV 26003-3348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Timothy Bidwell 304-233-3312

WORKING COPY

2. A. General Assessment (item 2e from page 2) — $ 14,902

B. Less payment made with SIPC-6 filed (**exclude interest**) — (8,492)

07-27-2021
Date Paid

C. Less prior overpayment applied — (0)

D. Assessment balance due or (overpayment) — 6,410

E. Interest computed on late payment (see instruction E) for______days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $ 6,410

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 6,410

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hazlett, Burt & Watson, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Executive Vice President & CFO
(Title)

Dated the 28th day of January, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,802,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	793,697
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	209,007
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	1,176
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	9,852
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Building Rental; PPP Loan Forgiveness; Life Ins. Proc. (Deductions in excess of $100,000 require documentation)	810,834
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 6,018	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 42,591	
Enter the greater of line (i) or (ii)	42,591
Total deductions	1,867,157
2d. SIPC Net Operating Revenues	$ 9,934,843
2e. General Assessment @ .0015	$ 14,902
	(to page 1, line 2.A.)